UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Class Meeting of Class A Ordinary Shareholders and Annual General Meeting of Shareholders

In connection with the class meeting of holders of class A ordinary shares of par value of US$0.0001 each in the Company and the annual general meeting of shareholders of Real Messenger Corporation (the “Company”), the Company hereby furnishes the following documents:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement and Notices of a Class Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”) and Annual General Meeting of Shareholders of Real Messenger Corporation to be held on May 5, 2026 (the “2026 AGM”)
99.2	Form of Proxy Card of the Class A Meeting
99.3	Form of Proxy Card of the 2026 AGM

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 21, 2026

REAL MESSENGER CORPORATION

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

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